EXHIBIT 99.3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

December 31, 2014

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2014. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 50.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 29.

The effective date of this MD&A is March 24, 2015.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

1. SELECTED ANNUAL FINANCIAL INFORMATION

($ in millions of dollars, except per share information)	Year Ended December 31,
	2014	2013	2012
Revenue
Copper-gold concentrate	$1,644.1	$51.5	$-
Total revenue	$1,644.1	$51.5	$-

Net income (loss) from continuing operations attributable to the Company	$141.0	$97.7	$(274.4)
Income (loss) from discontinued operations attributable to the Company	(109.2)	(209.7)	(137.7)
Net income (loss) attributable to the Company	$31.8	$(112.0)	$(412.1)

Basic income (loss) per share attributable to the Company
Continuing operations	$0.07	$0.07	$(0.25)
Discontinued operations	(0.05)	(0.16)	(0.12)
Total	$0.02	$(0.09)	$(0.37)
Diluted income (loss) per share attributable to the Company
Continuing operations	$0.07	$0.07	$(0.25)
Discontinued operations	(0.05)	(0.16)	(0.12)
Total	$0.02	$(0.09)	$(0.37)

Total assets	$8,125.8	$8,177.6	$8,120.5
Total long-term financial liabilities	$73.8	$1,026.5	$92.0

2. REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. The Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes).

As at 31 December 2014, Turquoise Hill also holds a 47.9% interest in SouthGobi Resources Ltd. (SouthGobi), which owns the Ovoot Tolgoi coal mine in southern Mongolia.

In 2014, Turquoise Hill recorded net income of $31.8 million ($0.02 per share), with losses (including charges for impairment) relating to SouthGobi partly offsetting Oyu Tolgoi’s results. Net income from continuing operations was $141.0 million ($0.07 per share), 44% higher than in 2013. The increase follows the first full year of operations at Oyu Tolgoi, delivering gross margin of $372.1 million, or 22.6% of revenue, combined with reduction in general and administrative expenditure. Operating cash flows from continuing operations were $671.6 million in 2014 as Oyu Tolgoi achieved a full year of sales and reduced inventory levels, generating Turquoise Hill’s first positive annual operating cash flow of $658.3 million.

Additions to property, plant and equipment were $87.7 million in the year, including approximately $60.0 million for sustaining capital activities and construction of tailings storage facility. Cash capital expenditure of $203.6 million includes settlement of accrued payables for additions to property, plant and equipment in prior years; significantly lower than 2013 at $1.1 billion which included completion and commissioning of open pit operations, underground development for the first half of 2013, and payment of accrued capital payables from 2012.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s cash and cash equivalents at December 31, 2014 were $862.8 million, as the result of positive cash flows from Oyu Tolgoi, and repayment received in full for Turquoise Hill’s $115.0 million Mongolian Treasury Bill, which matured on October 19, 2014.

Financial Results and Review of Operations for 2014

•	Oyu Tolgoi achieved a good safety performance for 2014 with no fatalities and an All Injury Frequency Rate of 0.47 per 200,000 hours worked.

•	Oyu Tolgoi recorded net revenue of approximately $1.6 billion in 2014 on sales of approximately 733,700 tonnes of concentrate.

•	Oyu Tolgoi recorded net revenue of $634.1 million in Q4’14 on sales of approximately 262,700 tonnes of concentrate; a 19.2% increase over Q3’14.

•	During 2014, Turquoise Hill generated its first annual positive operating cash flow of $658.3 million.

•	Cash operating costs[1] at Oyu Tolgoi in 2014 were $905.6 million.

•	Additions to property, plant and equipment were $87.7 million in the year, including approximately $60.0 million for sustaining capital activities.

•	In 2014, Oyu Tolgoi produced 148,400 tonnes of copper and 589,000 ounces of gold in concentrates compared to 76,700 tonnes of copper and 157,000 ounces of gold in concentrates in 2013.

•	Higher ore grades during Q4’14 led to increased metal production over prior quarters, which was partially offset by reduced processing rates as a result of the December 2014 concentrator fire.

•

In 2015, Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates with production distribution expected to be relatively similar to 2014.

•	Marketing and logistics improvements throughout 2014 led to concentrate inventories being drawn down to expected levels by year end.

•	Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together to resolve shareholder matters.

•	The 2014 Oyu Tolgoi Feasibility Study (2014 Feasibility Study) was finalized in September 2014 and in October 2014 Turquoise Hill filed an updated 2014 Oyu Tolgoi Technical Report.

•

On November 6, 2014, Turquoise Hill announced the retirement of Dr. David Klingner and Kay Priestly and named directors Jill Gardiner as Chair of the Board effective January 1, 2015 and Jeff Tygesen as Chief Executive Officer effective December 1, 2014.

1 Refer to section 15 – NON-GAAP MEASURE on page 47 of this MD&A for description of non-GAAP measure and reconciliation to financial statement disclosures.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

•

In the second half of 2014, Turquoise Hill entered into a share purchase agreement with National United Resources Holdings for the sale of 56.1 million shares in SouthGobi and continues to work with the purchaser towards closing the transaction.

•	On February 24, 2015, Turquoise Hill announced a share purchase agreement with Novel Sunrise Investments Limited for the sale of 48,705,155 shares in SouthGobi, being its remaining stake.

•	In January 2014, Turquoise Hill successfully closed an approximate $2.4 billion rights offering and repaid all outstanding Rio Tinto funding facilities.

•	Turquoise Hill’s cash and cash equivalents at December 31, 2014 were $862.8 million.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012 and first concentrate was produced in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s shareholder matters, including the tax situation; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the 2014 Feasibility Study by the Oyu Tolgoi shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

Full-year 2014 and Q4’14 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. For 2014, Oyu Tolgoi achieved a good safety performance with no fatalities and an All Injury Frequency Rate of 0.47 per 200,000 hours worked.

Concentrate sales of approximately 733,700 tonnes in 2014 exceeded annual production, supported by improved logistics and a developing customer base. Following an inventory build-up in 2013, robust sales combined with marketing and logistics improvements throughout 2014 led to concentrate inventories being drawn down to more normal levels by year end.

Concentrate sales of approximately 262,700 tonnes during Q4’14 increased 19.2% over Q3’14 due to continued improvements to customer logistics and marketing. This marks the third consecutive quarter of sales exceeding production.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Key financial metrics for 2014 and Q4’14 are as follows:

Oyu Tolgoi Key Financial Metrics

	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2014	Full Year 2013
Revenue, net of royalties ($’000,000)	51.6	108.0	436.0	466.0	634.1	1,644.1	51.6
Royalties within net revenue	3.0	5.9	23.5	25.4	36.6	91.5	3.0
Concentrates sold (‘000 tonnes)	26.4	48.2	202.5	220.3	262.7	733.7	26.4
Revenue by metals in concentrates ($’000,000)
Copper	37.6	74.5	285.4	302.6	348.3	1,010.8	37.6
Gold	13.2	32.1	145.2	158.5	280.4	616.1	13.2
Silver	0.8	1.4	5.4	5.0	5.4	17.2	0.8
Cost of sales ($’000,000)	49.2	99.1	379.1	380.0	413.9	1,272.1	49.2
Production and delivery costs	36.6	67.5	266.6	260.5	293.0	887.6	36.6
Depreciation and depletion	12.6	28.8	112.5	119.5	120.9	381.7	12.6
Capitalized property, plant and equipment ($’000,000)	134.9	20.6	27.1	25.3	14.7	87.7	641.0
Underground evaluation costs capitalized	29.5	8.4	9.4	5.1	4.2	27.1	459.8

Note: Oyu Tolgoi’s sales of concentrate are subject to a 5% royalty. Revenues are presented net of royalties and typical contractual deductions (treatment, refining and freight differential charges)

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process. Stripping costs, including cash and equipment depreciation, are recorded in the run-of-mine copper-gold stockpile inventories in the period incurred.

Total cash operating costs2 at Oyu Tolgoi in 2014 were $905.6 million in its first full year of operations. Cash operating costs include:

•	Production and delivery costs included in cost of sales;

•	Other cash operating expenses;

•	Net change in inventories as included in the statement of cash flows; and

•	All management services payments made by Oyu Tolgoi including amounts payable to the Company.

During 2014, management began to improve and optimize operations in order to reduce costs throughout various areas of the mine’s operation. Progress was made in customer logistics, assisting in reducing inventory levels. The impact of these improvements was partly offset by higher maintenance costs following the concentrator fire, and planned maintenance brought forward from early 2015.

Excluding asset write-down ($8.0 million) and adjustments relating to asset retirement obligations ($31.0 million), capitalized additions to property, plant and equipment were $87.7 million including $27.1 million of underground evaluation costs and approximately $60.0 million for sustaining activities and the tailings storage facility. In 2013, capitalized additions totalled $641.0 million including underground development costs of $460 million.

2 Refer to section 15 – NON-GAAP MEASURE on page 47 of this MD&A for description of non-GAAP measure and reconciliation to financial statement disclosures.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Key operational metrics for 2014 and Q4’14 are as follows:

Oyu Tolgoi Key Operational Metrics

All data represent full production and sales on a 100% basis

	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Full Year 2014	Full Year 2013
Open pit material mined (‘000 tonnes)	21,956	21,621	16,861	19,493	18,944	76,919	72,032
Ore treated (‘000 tonnes)	7,835	5,560	7,778	7,029	7,505	27,872	20,317
Average mill head grades:
Copper (%)	0.49	0.52	0.53	0.59	0.74	0.60	0.47
Gold (g/t)	0.41	0.49	0.60	0.80	1.46	0.86	0.36
Silver (g/t)	1.44	1.52	1.57	1.64	1.65	1.60	1.39
Concentrates produced (‘000 tonnes)*	129.5	102.9	140.0	134.1	186.7	563.6	290.0
Average concentrate grade (% Cu)	25.4	24.6	25.8	27.3	26.9	26.3	26.4
Production of metals in concentrates:
Copper (‘000 tonnes)	32.9	25.3	36.2	36.6	50.3	148.4	76.7
Gold (‘000 ounces)	74	66	113	132	278	589	157
Silver (‘000 ounces)	208	163	229	216	286	893	489
Sales of metals in concentrates:
Copper (‘000 tonnes)	6.1	13.1	51.6	53.6	67.6	185.8	6.1
Gold (‘000 ounces)	10	28	126	144	263	561	10
Silver (‘000 ounces)	36	78	309	323	383	1,093	36
Metal recovery (%)
Copper	86.4	87.9	87.6	89.3	90.7	89.1	81.6
Gold	71.2	75.5	74.8	74.8	78.6	76.6	66.1
Silver	57.2	59.3	58.6	58.6	71.6	62.3	54.2

* Dry metric tonnes

Higher mill head grades during Q4’14 led to increased metal production over prior quarters, which was partially offset by reduced processing rates as a result of the December 2014 fire in one of the concentrator’s ball mill cyclone packs. Repairs from the fire were completed on January 2, 2015 and the concentrator has returned to full production. Lower mining rates in Q4’14 reflect long-haul waste to the tailings facility to complete construction and lower equipment availability.

The concentrator performance improved through 2014 but was impacted by a series of post-commissioning issues, including failure of the rake blades in the tailings thickener in Q1’14, a thickener rake arm failure in Q3’14 and the Q4’14 concentrator fire.

Recoveries improved through 2014, driven by operational improvements and the increased ore grades as the mine developed through the high-grade core of the southwest zone in the last half of 2014.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At December 31, 2014, the aggregate outstanding balance of loans extended by subsidiaries of the Company to Oyu Tolgoi was $7.8 billion, including accrued interest of $1.5 billion. These

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

loans bear interest at an effective annual rate of LIBOR plus 6.5%. Subsidiaries of the Company have accrued $122.8 million in accounts payable and accrued liabilities for the withholding taxes due upon payment of the accrued interest by Oyu Tolgoi. In 2014, Oyu Tolgoi repaid a total amount of $477.0 million with respect to these loans, including accrued interest of $155.7 million.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at December 31, 2014, the cumulative amount of such funding was $751.2 million, representing approximately 34% of invested common share equity, and unrecognized interest thereon of $168.6 million.

Operational outlook

Based on the current mine schedule, Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015. Production from the high-grade core of the southwest zone is expected to recommence in mid-2015. The Company expects production distribution to be relatively similar to 2014 with production levels significantly higher in the second half of 2015.

During January and February 2015, Oyu Tolgoi completed a planned shutdown to reline both SAG mills and undertake modification and improvement work.

Contracts have been signed for 100% of Oyu Tolgoi’s expected 2015 concentrate production.

Discussions with the Government of Mongolia and project financing

Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together to resolve the shareholder matters and finalize project finance to restart the underground mine development at Oyu Tolgoi.

Turquoise Hill and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner which the Company believes is beneficial to all stakeholders. Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties, which will be in alignment and accordance with the Investment Agreement and ARSHA.

Further development will commence once the following conditions are met:

•	Successful resolution of shareholder matters, including the tax situation;

•	Agreement on a comprehensive funding plan, including Oyu Tolgoi project finance;

•	Approval of the 2014 Feasibility Study by all shareholders and acceptance by the Mongolian Minerals Council (MMC); and

•	Obtaining all necessary permits for the mine’s operation and development.

In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period covering 2010 through 2012. Oyu Tolgoi appealed the full Tax

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Assessment to the Tax Dispute Resolution Council of the General Taxation Authority of Mongolia and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from approximately $127 million to approximately $30 million. While this significant reduction is welcome, there are aspects of the ruling that require further clarification. Oyu Tolgoi has appealed the outcome of the Tax Dispute Resolution Council to the Administrative Appellate Court. This appeal has not yet been heard by the Appellate Court.

Turquoise Hill continues to engage with the proposed project financing lender group and has kept both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. Commitments from the commercial bank consortium formally expired on September 30, 2014. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters. The lending group continues to be supportive of the Oyu Tolgoi project and current indications are that a suitable project financing package would be available upon resolution of the outstanding shareholder matters; however this is not guaranteed.

While discussions continue to resolve shareholder matters, and re-start underground mine development, Oyu Tolgoi’s management is focused on efficiently and safely running the open-pit mine and the processing facilities, while the underground remains in care and maintenance.

Underground feasibility study and updated technical report

In September 2014, the 2014 Feasibility Study was finalized and presented to the Board of Directors of Oyu Tolgoi. The Feasibility Study includes analysis of two production cases – the 2014 Reserve Case and the 2014 Life of Mine (LOM) Case.

In October 2014, the Company approved and filed an updated compliant independently-prepared technical report under National Instrument 43-101 – Standards of Disclosure of Mineral Projects (NI 43-101) relating to the Oyu Tolgoi Project (the Project). Prepared by OreWin Pty Ltd. (OreWin), the 2014 Oyu Tolgoi Technical Report (2014 OTTR), updates the Oyu Tolgoi Technical Report dated March 25, 2013 (2013 OTTR).

The 2014 Reserve Case includes mineral reserves from the Southern Oyu Tolgoi open pit and the Hugo North Lift 1 block cave. Oyu Tolgoi’s large mineral resource base may represent a significant opportunity, not only as an exceptionally long-life project but also for production expansion. The potential development flexibility that exists with respect to later phases of Oyu Tolgoi will continue to be studied as part of the overall project strategy. Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the Project.

In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved.

The 2014 OTTR updates the Project’s mineral resources and mineral reserves and is available under Turquoise Hill’s profile on SEDAR at (www.sedar.com). Highlights of the 2014 OTTR are as follows:

•

An updated mineral resource model and estimate for the Hugo North deposit. The updated mineral resource estimate is similar to and confirms the previous estimates contained in the 2013 OTTR. Mineral resource models for the other Oyu Tolgoi deposits remained unchanged.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Updated mineral reserve estimates are broadly in line with previous estimates. The open pit allows for depletion in 2013 but does not include depletion from 2014. Modified underground dilution and mining loss assumptions result in lower ore grades and lower mining recovery.

•

Underground ore handling is now planned to be conveyed to surface via decline, which opens the Project to additional production flexibility and future optionality. The new mine plan will make use of the existing shafts and the planned shafts.

•	The reduced Project NPV is the result of delay and a reduction due to more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of ramp-up of the cave.

•	Underground block cave mine production remains at 95,000 tonnes per day.

•	The plant rate remained at the nominal 100,000 tonnes per day.

•

The 2014 OTTR expansion capital of $4.9 billion for the underground project, which is in line with the $5.1 billion estimate contained in the 2013 OTTR (excludes $0.5 billion of capital spent in 2013 and 2014).

Pursuant to discussions with Turquoise Hill’s principal regulator following the filing of the Company’s press release on September 22, 2014 titled Oyu Tolgoi Finalizes Underground Feasibility Study, and in order to comply with the requirements of NI 43-101, the 2014 OTTR does not present the economic analysis of the 2014 LOM Case or economic analysis for any potential expansion options that would include inferred resources.

Disclosure of a scientific or technical nature in respect of the 2014 Oyu Tolgoi Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin, who was responsible for the overall preparation of the report and the mineral reserves estimate of the report, as well as the preparation of the geotechnical sections and the sections related to and including processing, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

Exploration during 2014

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options and continuing development of historical datasets to enable future discovery. Total exploration expense in 2014 was $7.4 million compared with $20.1 million in 2013.

In 2014, a total of eleven holes drilled were at Hugo West Shallow for a total of more than 3,100 metres. In Q4’14, six holes were drilled at the Hugo West Shallow target area totalling approximately 1,700 metres. Final data were consistent with previous results, including modest grade expectations. Based on an interpretation of the drilling results and an estimate of tonnes and grade, no further work is warranted at this stage.

In 2014, two holes were drilled into the shallow Zeer target east of the Oyut pit totalling more than 600 metres. The geology, interpreted to be Devonian basalts, was predominantly granitic intrusives and the target requires no further work.

Other work completed during 2014 included the full re-estimate of the Hugo North resource, which forms the basis of the Feasibility Study. Approximately 5,000 metres of geotechnical investigation holes were drilled to characterize ground conditions for the convey-to-surface infrastructure related to the Feasibility Study.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Geological mapping at a scale of 1:5,000 continued during the field season to provide coverage over some areas of the mine licences at a higher resolution. Ground magnetic data collection in the summer totalled 4600 line kilometres covering approximately 122 square kilometres of the mine licences. Compilation of these historical datasets will continue over winter and field work will continue in the 2015 field season. Work is also ongoing on improving and expanding the geochronological dataset at Oyu Tolgoi to better understand the intrusion history.

Initial sample suites were collected for several ongoing geochemistry programs being undertaken with the assistance of Rio Tinto Exploration. These programs include studies of zircon and apatite mineral chemistry as indicators of porphyry copper system fertility, direct detection geochemistry using MLA technology and ‘Greenrocks’ studies of geochemical halos and lithocaps as a fertility assessment and vectoring tool.

B.	SOUTHGOBI – HELD FOR SALE

Classification as Held for Sale and Discontinued Operations

On July 29, 2014, Turquoise Hill announced that it had entered into a share purchase agreement with National United Resources Holdings Limited (NUR), a Hong Kong-based public company listed on the main board of the Stock Exchange of Hong Kong (SEHK), providing for the sale to NUR of 56.1 million shares in SouthGobi held by Turquoise Hill, representing a 29.95% stake in SouthGobi at that time, when Turquoise Hill held a 56.8% stake.

Under the terms of the agreement, which was effected in accordance with and in reliance upon the “private agreement” exemption under the Canadian takeover bid regime and in accordance with the Hong Kong Code on Takeovers and Mergers, Turquoise Hill has agreed to sell 56.1 million common shares in SouthGobi to NUR at a price of C$0.455 per common share. Under the terms of the agreement, the Company is to receive approximately C$12.8 million in cash at closing and deferred consideration of approximately C$12.8 million will become payable on the first anniversary of the closing of the transaction.

On December 2, 2014, Turquoise Hill announced that it had signed an amendment to the share purchase agreement which provides, among other matters, for an extension to the closing date from November 30, 2014 to April 30, 2015. At December 31, 2014, the 56,102,000 SouthGobi common shares which the Company has agreed to sell to NUR represented a 25.65% stake in SouthGobi after giving effect to the issue of common shares to China Investment Corporation (“CIC”) in November 2014 in satisfaction of interest accrued under its debenture agreement, and a private placement of 24,360,773 common shares by SouthGobi on December 3, 2014. The sale transaction with NUR remains subject to certain closing conditions, including SEHK approval of the circular to be provided to NUR’s shareholders for a vote on the transaction, and NUR shareholder approval. NUR has not yet issued the circular for purposes of conducting a shareholder vote and an additional delay in NUR shareholder approval would impact the timing of the closing. There can be no assurance that the transactions contemplated by the share purchase agreement, or closing of the transaction itself, will be completed.

On February 24, 2015, the Company announced that it had entered into a share purchase agreement with Novel Sunrise Investments Limited (NSI) providing for the sale of its remaining 48.7 million shares in SouthGobi (after giving effect to the sale of 56.1 million common shares to NUR described above) at a price of C$0.35 per common share payable in cash. Half of the aggregate purchase price, representing C$8.5 million, will be received by the Company at closing and the balance of approximately C$8.5 million will be payable on the first anniversary of the closing of the transaction.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Closing is subject to certain conditions, including certain Canadian and Hong Kong stock exchange and securities regulatory matters. Closing is expected to occur no later than March 31, 2015, however there can be no assurance that the transactions contemplated by the share purchase agreement with NSI, or closing of the transaction itself, will be completed.

In addition, Turquoise Hill has the option (the “Put Option”) to require NSI to acquire an additional number of SouthGobi common shares, up to a pre-agreed maximum, provided that NSI will not be required to own more than 29.99% of the outstanding SouthGobi shares following the exercise of the Put Option, also at a price of C$0.35 per common share, in the event the transaction contemplated by the share purchase agreement entered into by Turquoise Hill with NUR in July 2014 is not completed by April 30, 2015 (or such later outside date as may be extended by Turquoise Hill and NUR but not later than September 30, 2015).

On March 3, 2015, SouthGobi announced closing of the initial tranche of a previously announced private placement pursuant to a subscription agreement with NSI in respect of 21.75 million mandatory convertible units and common shares of SouthGobi. The subscription agreement was entered into by SouthGobi at the time of Turquoise Hill’s entry into the share purchase agreement with NSI; the mandatory convertible units automatically convert into SouthGobi common shares on a one-for-one basis upon the earlier of the termination or closing of the transaction under such share purchase agreement. The initial tranche of the private placement completed on March 3 consisted of the issuance of 10.1 million mandatory convertible units to NSI for proceeds of $3.5 million. The remainder of the private placement, representing up to an additional 11.6 mandatory convertible units or common shares, is expected to close concurrently with the transaction under the Company’s share purchase agreement with NSI.

The Company had been exploring divestment of its interest in SouthGobi to allow it to focus on the operation and development of the Oyu Tolgoi mine. Upon signing of the share purchase agreement with NUR on July 29, 2014, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation.

Sales and operations at the Ovoot Tolgoi coal mine

Amounts for 2014 relate to the eleven months to November 30, 2014, during which SouthGobi was accounted for as a consolidated subsidiary. Comparative amounts for 2013 represent a full year of operations.

	Eleven months to November 30, 2014	Full year 2013
Revenue ($’000,000)	23.4	58.6
Cost of sales ($’000,000)	68.2	129.0
Sales (’000,000 tonnes)	1.9	3.3
Production (’000,000 tonnes)	1.6	3.1

The decrease in production is due to SouthGobi’s decision in June, following a review of operations, to reduce its production and place approximately half of its workforce on furlough and reduce its mining activities accordingly. The furlough was in place when SouthGobi ceased to be a consolidated subsidiary on December 3, 2014.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Change in accounting treatment for SouthGobi

From December 3, 2014, the Company has accounted for SouthGobi as an investment in a company subject to significant influence rather than as a consolidated subsidiary entity. Turquoise Hill’s investment in SouthGobi is recognized at fair value and within non-current assets held for sale in the consolidated balance sheet; changes in the fair value are charged or credited to the consolidated statement of operations, within discontinued operations. The change in accounting treatment arose following completion of the private placement on December 3, 2014, and resulting reduction in Turquoise Hill’s interest in SouthGobi to 47.9% at that time.

As a result of this change, the Company’s principal exposures in relation to its investment in SouthGobi are to: factors having a potential impact on fair value; and completion of the proposed transactions described above. Please refer to Section 13 – RISKS AND UNCERTAINTIES on page 29 of this MD&A.

C.	OTHER EXPLORATION

Exploration and evaluation expenditure was $2.3 million in 2014, reduced from $6.2 million in 2013.

Transaction documents for sale of the Company’s shares in various Indonesian exploration companies were executed on April 25, 2014 and closed on September 17, 2014.

Turquoise Hill holds one exploration licence within 50 kilometers of Oyu Tolgoi (and two delayed applications for mining licenses) in the South Gobi area.

In 2014, field work on the exploration license included traversing and mapping, geochronology, petrochemical, spectral and petrophysical sampling. Samples were collected for age dating, petrology and geochemistry. Geochemical analysis of samples confirms weak copper-silver mineralization in microdiorite dykes and weak gold-silver mineralization in mesothermal quartz veins. Mineralization is hosted in medium to coarse grained granite and granodiorites. Historic geochemical and geophysical targets were reviewed and mapping/ geophysics is planned for 2015 summer. Drill testing of these targets if warranted, will be planned based on the geophysical survey results.

Desk top studies, data compilation and detailed satellite imagery interpretation are in progress for an orbit area of approximately 50 kilometre surrounding Oyu Tolgoi. A service agreement has been signed with Rio Tinto Holdings (Exploration), under which it will provide exploration services for Turquoise Hill. This agreement benefits Turquoise Hill by allowing access to the Rio Tinto global expertise, knowledge base and skills.

Turquoise Hill has two applications for mining licenses stalled as a result of Mongolian government resolution No. 175 which was passed in June 2011 to reserve area for Special Needs for the Oyu Tolgoi infrastructure corridor. SGLS LLC, a wholly owned subsidiary of the Company, had applied for a mining license in October 2011 for a limestone deposit in proximity to the Oyu Tolgoi mine and Asia Gold LLC applied for a mining license in February 2014 on Ulaan Khud deposit which has a very modest Mongolian registered copper resource. There has been no progress on the release of these from the Special Needs Area and the exploration license terms expired in December 2011 and March 2014 respectively. Turquoise Hill is working to have the licenses granted but failing that, per the Mongolian Minerals law, will be first in line to re-apply if the areas are released from Resolution No. 175.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

D.	CORPORATE ACTIVITIES

Changes to the Company’s Board of Directors and Management

Directors Virginia Flood, Isabelle Hudon, Warren Goodman and Charles Lenegan did not stand for re-election at the Company’s 2014 Annual Meeting of Shareholders on May 8, 2014. Turquoise Hill’s Articles of Amendment provide that the number of directors will be a minimum of three and a maximum of 14. Of the seven persons elected at the 2014 Annual Meeting of Shareholders, four are “independent” directors under the applicable securities laws.

On October 24, 2014, Dr. James Gill was appointed to the Company’s Board of Directors, effective November 1, 2014. Dr. Gill is an experienced explorer, developer and operator with more than 40 years of international mining experience.

On November 6, 2014, Turquoise Hill announced the retirement of Chair Dr. David Klingner, effective January 1, 2015, and Chief Executive Officer Kay Priestly, effective December 1, 2014. Current directors Jill Gardiner and Jeff Tygesen were appointed Chair of the Board and Chief Executive Officer, respectively. Ms. Priestly remained on the Turquoise Hill board until December 31, 2014. Effective January 1, 2015, Dr. Craig Stegman was appointed as a director to fill the vacancy following Ms. Priestly’s retirement. The appointments were the result of an extensive succession planning program. Effective January 1, 2015, director Russell Robertson became Chair of the Audit Committee and Ms. Gardiner became Chair of the Nominating and Corporate Governance Committee.

New Chief Financial Officer

Effective June 1, 2014, Mr. Steeve Thibeault was appointed Chief Financial Officer of the Company replacing Mr. Chris Bateman, who left the Company to pursue other opportunities. Most recently, Mr. Thibeault was Chief Financial Officer of Australian Stock Exchange-listed Energy Resources of Australia.

Oyu Tolgoi signs Power Sector Cooperation Agreement with Government of Mongolia

On August 14, 2014, Oyu Tolgoi signed a Power Sector Cooperation Agreement (PSCA) with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power producer. The agreement lays out a framework for long-term strategic cooperation between the Mongolian Government and Oyu Tolgoi to deliver a comprehensive energy plan for the South Gobi region. Under the PSCA, the government of Mongolia assumes the responsibility to import and supply power required by Oyu Tolgoi LLC until such time as the commissioning of a domestic Mongolian power source, which meets Oyu Tolgoi LLC’s power needs, is completed.

The agreement provides a framework for a broad range of power-related options, including establishment of a power generation source, transmission lines and power imports. The centerpiece of the PSCA is an open, international tender process to identify and select an independent power provider to privately fund, construct, own, and operate a power plant to supply electricity, with Oyu Tolgoi as the primary consumer. Full evaluation of the independent power producer option is expected to take nine to 12 months.

Mongolian Treasury Bill repayment

On October 17, 2014, Turquoise Hill received payment in full for its $115 million Mongolian Treasury Bill, which matured on October 19, 2014.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Class action lawsuits

On December 16, 2014, United States District Court Judge Lorna G. Schofield dismissed the consolidated putative securities class action lawsuit that had been filed in the Southern District of New York against the Company and certain of its officers and directors in December 2013. The lawsuit sought to recover damages that it claimed were attributable to alleged misstatements about the Company’s financial performance arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The plaintiffs did not appeal Judge Schofield’s dismissal by February 9, 2015, the appeal deadline.

E.	ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in 2014 were $25.3 million, a decrease of $36.0 million from 2013 ($61.3 million). The decrease was mainly due to lower employee and consulting costs.

Interest income. Interest income in 2014 of $5.0 million was $9.7 million lower than 2013 ($14.7 million). The decrease was mainly due to lower average cash balances during the year in 2014 compared to 2013, as positive cash flows from both Oyu Tolgoi operations and corporate activities were weighted towards the end of 2014.

Interest expense. Interest expense in 2014 of $7.7 million was $34.4 million lower than 2013 ($42.1 million). Interest expense (net of amounts capitalized) consisted of $4.9 million (2013: $42.1 million) incurred on the Rio Tinto funding facilities. After work was suspended on the development of the Oyu Tolgoi underground mine on August 13, 2013, interest incurred on the Rio Tinto funding facilities ceased being capitalized as underground mine development costs.

Foreign exchange gains. The $6.9 million foreign exchange gain during 2014 was mainly attributable to the strengthening of the U.S. dollar against the Canadian dollar and Mongolian Tugrik during the year.

Change in fair value of derivative. The non-cash change in fair value of derivatives related to the change in fair value of the Turquoise Hill rights offering liabilities. Upon closing in January 2014, revaluation of these liabilities resulted in a $33.0 million expense. Revaluation at December 31, 2013 resulted in a $87.7 million gain being recognized.

Other income (expense). Other income in 2013 included a $231.9 million gain on the sale of the Company’s 50% interest in Altynalmas Gold Ltd. to Sumeru Gold BV.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

3. SELECTED QUARTERLY DATA

The following table sets forth selected unaudited quarterly financial information prepared in accordance with U.S. GAAP for each of the eight most recent quarters.

	Dec-31 2014	Sep-30 2014	Jun-30 2014	Mar-31 2014
Revenue
Copper-gold concentrate	$634.1	$466.0	$436.0	$108.0
Total revenue	$634.1	$466.0	$436.0	$108.0

Net income (loss) from continuing operations attributable to the Company	$118.8	$40.8	$21.9	$(40.5)
Loss from discontinued operations attributable to the Company	(7.5)	(79.4)	(12.3)	(10.1)
Net income (loss) attributable to the Company	$111.3	$(38.6)	$9.6	$(50.6)

Basic income (loss) per share attributable to the Company
Continuing operations	$0.06	$0.02	$0.01	$(0.02)
Discontinued operations	0.01	(0.04)	(0.01)	(0.01)
Total	$0.07	$(0.02)	$-	$(0.03)
Diluted income (loss) per share attributable to the Company
Continuing operations	$0.06	$0.02	$0.01	$(0.02)
Discontinued operations	0.01	(0.04)	(0.01)	(0.01)
Total	$0.07	$(0.02)	$-	$(0.03)

	Dec-31 2013	Sep-30 2013	Jun-30 2013	Mar-31 2013
Revenue
Copper-gold concentrate	$51.5	$-	$-	$-
Total revenue	$51.5	$-	$-	$-

Net income (loss) from continuing operations attributable to the Company	$242.2	$(65.3)	$(43.3)	$(35.9)
Loss from discontinued operations attributable to the Company	(103.8)	(28.8)	(62.1)	(15.0)
Net income (loss) attributable to the Company	$138.4	$(94.1)	$(105.4)	$(50.9)

Basic income (loss) per share attributable to the Company
Continuing operations	$0.19	$(0.06)	$(0.03)	$(0.03)
Discontinued operations	(0.08)	(0.02)	(0.05)	(0.01)
Total	$0.11	$(0.08)	$(0.08)	$(0.04)

Diluted income (loss) per share attributable to the Company
Continuing operations	$0.19	$(0.06)	$(0.03)	$(0.03)
Discontinued operations	(0.08)	(0.02)	(0.05)	(0.01)
Total	$0.11	$(0.08)	$(0.08)	$(0.04)

4. LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2014, Turquoise Hill held consolidated cash and cash equivalents of $862.8 million, consolidated working capital (inclusive of cash and cash equivalents) of $796.7 million and an accumulated deficit of $5.7 billion.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Cash flow

Operating activities. A total of $658.3 million of cash was generated from operating activities in 2014, the result of a full year of sales at Oyu Tolgoi, and drawdown of concentrate inventories held at December 31, 2013, with sales volumes exceeding production during the year.

Investing activities. Cash used in investing activities totalled $86.6 million in 2014. Property, plant and equipment purchases of $203.6 million related to sustaining activities at the Oyu Tolgoi mine. Capital expenditure was partly offset by repayment of the $115 million Mongolian Treasury Bill.

Financing activities. The $213.1 million in cash provided by financing activities mainly related to net proceeds of $2.3 billion received from the 2013 rights offering, of which $2.2 billion was used to repay Rio Tinto amounts then outstanding under the Interim and New Bridge Funding Facilities.

Discontinued operations. Cash within assets held for sale is not included in the consolidated cash balance; cash used in activities of discontinued operations is disclosed separately in the consolidated statements of cash flows. The aggregate cash flows used in discontinued operations in 2014 were $21.6 million (2013: $24.7 million).

Liquidity and Capital Resources

On January 13, 2014, the Company successfully closed a rights offering and confirmed net proceeds of $2.3 billion. The Company used $2.2 billion of the net proceeds from the rights offering to repay Rio Tinto all amounts then outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million), and any remaining proceeds were used for the continued funding of the Oyu Tolgoi mine, working capital requirements, general administrative expenses and other corporate expenses.

On February 20, 2014, Oyu Tolgoi signed a $126.0 million non-revolving copper-gold concentrate prepayment agreement with one of its customers, whereby Oyu Tolgoi could request the customer to prepay up to 80% of the provisional value of copper-gold concentrate produced for that customer but not yet delivered pursuant to a sales contract. Amounts prepaid by the customer bear interest at a fixed margin over LIBOR and are required to be used for Oyu Tolgoi’s working capital and general corporate purposes. During the nine months ended September 30, 2014, the customer had prepaid Oyu Tolgoi $53.8 million under the prepayment agreement, of which $37.0 million was offset against amounts invoiced to the customer and $17.4 million reclassified to deferred revenue upon maturity on August 30, 2014; the quantities of concentrate relating to this agreement were collected and deferred revenue recognized during Q4’14.

On February 24, 2014, Oyu Tolgoi signed an unsecured $200.0 million revolving credit facility with two banks. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The revolving credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matured on February 24, 2015. During the year ended December 31, 2014, $90.0 million was drawn down on the revolving credit facility and fully repaid.

On March 19, 2015, Oyu Tolgoi signed a secured $200.0 million revolving credit facility with five banks, replacing the unsecured facility described above. Amounts drawn under the facility are required to be used by

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matures on March 19, 2016.

Turquoise Hill believes that, based on its current cash position, cash generated from operation of the Oyu Tolgoi mine, and the $200.0 million revolving credit facility, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Carrying out the underground development and further exploration of the Oyu Tolgoi mine and other mineral properties depends upon the Company’s ability to obtain financing.

In late February 2013, the boards of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global commercial banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States. Commitments from the commercial bank consortium formally expired on September 30, 2014. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters, however this is not guaranteed.

Project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia. The Company remains committed to project financing for underground development and is engaging with the Government of Mongolia.

In July 2013 Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed until matters with the Government of Mongolia, including project financing, could be resolved and a new timetable had been agreed. Turquoise Hill is of the view that further underground development is expected to recommence once successful resolution has been reached on the shareholder matters, agreement of a comprehensive funding plan including project financing, approval of the Feasibility Study, and obtaining all necessary permits.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	December 31, 2014	December 31, 2013

Financial Assets
Cash and cash equivalents	$862,755	$56,275
Available-for-sale:
Long-term investments	32,001	42,656
Other long-term investments	75,376	254,253
Cost method:
Long-term investments	1,566	7,207
Loans and receivables:
Accounts receivable	14,519	2,456
Due from related parties	19,030	5,050

Financial Liabilities
Accounts payable and accrued liabilities	322,758	356,747
Payable to related parties	53,784	246,296
Interim and bridge funding facilities and interest payable	-	2,142,792

Derivatives
Standby purchaser liability (related party)	-	71,886
Rights offering derivative liabilities	-	928,280

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•

Long-term investments – Fair values of freely tradeable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Fair values of long-term investments with trading restrictions were determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

•	Other long-term investments – Fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

•

Standby purchaser fee liability – Fair value of the standby purchaser fee liability, which was included in payable to related parties prior to its settlement in January 2014, was determined using the optimal currency of exercise for a right.

•

Rights offering derivative liabilities – Fair value of the derivative financial liability associated with rights held by Rio Tinto was determined using a forward pricing model, which used readily observable inputs. Fair value of the derivative financial liability associated with rights held by the Company’s non-controlling shareholders was determined by reference to published market quotations for the rights.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Year ended

(Stated in $000’s of dollars)	December 31,
	2014	2013

Unrealized gains on other long-term investments	-	238

Change in fair value of derivative	(32,970)	87,722

Write-down of long-term investments	-	(1,582)

The total other comprehensive income and loss includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Year ended

(Stated in $000’s of dollars)	December 31,
	2014	2013
Unrealized (losses) gains on available-for-sale	$(22,350)	$17,433
equity securities

Unrealized gains (losses) on available-for-sale	11,685	(12,062)
debt securities

Turquoise Hill is exposed to credit risk with respect to its accounts receivable, other long-term investments and cash and cash equivalents. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, the United Kingdom and Canada.

Turquoise Hill is exposed to United States interest-rate risk with respect to the variable rates of interest receivable on cash and cash equivalents

5. SHARE CAPITAL

As at March 24, 2015, the Company had a total of:

•	2,012,309,019 common shares outstanding;

•

3,676,583 incentive stock options outstanding, with a weighted average exercise price of C$13.52 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.41 to C$23.75 per share;

•	Series D Warrants exercisable to purchase 74,247,460 common shares of the Company at any time until May 22, 2015 at a price of $8.20 per common share; and

•	Anti-Dilution Series D Warrants exercisable to purchase 74,247,460 common shares of the Company at any time until May 22, 2015 at a price of $4.31 per common share.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

6. OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 4 – LIQUIDITY AND CAPITAL RESOURCES on page 17 of this MD&A.

Copper market

Commodity prices are a key driver of Turquoise Hill’s future earnings. By the end of February 2015, copper prices had recovered since dipping below $2.50 per pound in mid-January 2015 and hovered in the $2.58 to $2.63 per pound range during most of February. Prices have been supported by easing concerns over the Greek debt crisis, rebounding oil prices and a 50 basis point reduction in China’s Reserve Requirement Ratio.

At the end of February 2015, liquidity remained very low as Chinese market participants were absent during the Chinese New Year holiday. It is expected that buying activity in the Chinese market and restocking will revive post-holiday. Copper stocks as reported by the London Metal Exchange and Shanghai Futures Exchange increased by 115,000 tonnes and 502,000 tonnes respectively by the end of February 2015; however that increase represented just a small proportion of annual copper consumption.

Supply-demand for 2015 is expected to shift towards a more balanced situation as the market surplus has been partially offset by recent mine disruptions.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts based on international terms have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

Corporate

On July 29, 2014, Turquoise Hill announced that it had entered into a share purchase agreement for divestment of 56.1 million common shares in SouthGobi to NUR. In addition, on February 24, 2015, Turquoise Hill announced an agreement to sell 48.7 million shares in SouthGobi, representing its remaining holding not subject to the share purchase agreement with NUR, to NSI. Both transactions are subject to certain closing conditions and Turquoise Hill continues to work with the purchasers towards closing the transactions. After closing of both transactions, Turquoise Hill is not expected to retain an interest in SouthGobi.

Please refer to Section 2 B – REVIEW OF OPERATIONS – SOUTHGOBI HELD FOR SALE on page 12 of this MD&A, and to Section 13 RISKS AND UNCERTAINTIES on page 29 of this MD&A.

Exchange Rates

Oyu Tolgoi’s sales are settled in U.S. dollars, while a significant portion of its expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

7. OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2014, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

8. CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at December 31, 2014:

($000’s of U.S. dollars)
	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Operating leases (1)	$21,014	$10	$5	$-	$21,029
Purchase obligations (1)	189,983	206,309	-	-	396,292
Other long-term obligations (2)	-	-	-	595,971	595,971
Total	$210,997	$206,319	$5	$595,971	$1,013,292

(1)	These amounts mainly represent various long-term contracts that include commitments for future operating payments for supply of power, drilling, engineering, equipment rentals and other arrangements.

(2)	Other long-term obligations primarily comprise asset retirement obligations.

9. CHANGES IN ACCOUNTING POLICIES

In July 2013, Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2014. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

In April 2014, ASC guidance was updated related to discontinued operations which changed the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. The updated guidance requires an entity to only classify discontinued operations due to a major strategic shift or a major effect on an entity’s operations in the financial statements. The updated guidance also requires additional disclosures relating to discontinued operations. The updated guidance was adopted for the Company’s interim period beginning April 1, 2014 and applied to all disposals or classifications as held for sale on or after that date including the classification of SouthGobi as held for sale.

10. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2014. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates derived therefrom have been identified as being critical:

•	Reserves and resources;

•	Recoverable amount of property, plant and equipment;

•	Depletion and depreciation of property, plant and equipment;

•	Asset retirement obligations; and

•	Income taxes.

Reserves and resources

Proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets and could result in impairment, resulting in a write-down of the assets.

Recoverable amount of property, plant and equipment

Turquoise Hill reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with proven and probable reserves and value beyond proven and probable reserves. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of Turquoise Hill’s investments in property, plant and equipment.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment comprise one of the largest components of Turquoise Hill’s assets and, as such, the amortization of these assets has a significant effect on Turquoise Hill’s financial statements.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use. Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units-of-production method or the straight-line method. Depletion of each mineral property interest is provided on the units-of-production basis using estimated proven and probable reserves as the depletion basis.

Significant judgment is involved in the determination of the useful lives and residual values of long-lived assets. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset. For long-lived assets that are depleted or depreciated over proven and probable reserves using the units-of-production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or deprecation.

Asset retirement obligations

Turquoise Hill has obligations for site restoration and decommissioning related to its mining properties. Turquoise Hill, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

Turquoise Hill recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments including estimating the amount of future reclamation costs and their timing, risk-free inflation rates and risk-adjusted discount rates. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Turquoise Hill’s existing assets could differ materially from their estimated undiscounted future value.

Income taxes

Turquoise Hill must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Turquoise Hill’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to Turquoise Hill’s financial position and results of operations.

Turquoise Hill computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. Turquoise Hill records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

The determination of the ability of Turquoise Hill to utilize tax loss carry-forwards to offset deferred income taxes payable requires management to exercise judgment and make assumptions about Turquoise Hill’s future performance. Management is required to assess whether Turquoise Hill is more likely than not able to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

11. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, ASC guidance was issued related to revenue recognition from contracts with customers. The updated guidance becomes effective for the Company beginning January 1, 2017.

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2015 or later.

12. INTERNATIONAL FINANCIAL REPORTING STANDARDS CHANGEOVER PLAN

The Company currently files its consolidated financial statements with Canadian and U.S. securities regulators in accordance with U.S. GAAP, as permitted under securities regulations in both countries. These regulations also permit the Company to file its consolidated financial statements with Canadian and U.S. securities regulators in accordance with International Financial Reporting Standards (IFRS), which is the predominant accounting framework for Canadian public companies.

Certain subsidiaries of the Company, including Oyu Tolgoi and SouthGobi, currently prepare their financial statements in accordance with IFRS. The Company’s parent, Rio Tinto, also prepares its consolidated financial statements in accordance with IFRS. For purposes of reporting efficiencies, on December 9, 2013, the Company’s Audit Committee approved management’s decision to adopt IFRS for its consolidated financial statements effective January 1, 2015. Due to the requirement to present comparative financial information, the effective transition date will be January 1, 2014.

The Company’s IFRS conversion project consists of four phases: scoping and planning; detailed assessment; implementation; and post-implementation.

The scoping and planning phase involved establishing a project team and organizational structure. This phase also entailed an initial assessment of the key areas where IFRS transition may have a significant impact and present significant challenges. The Company has completed the scoping and planning phase. The second phase, detailed assessment, involved in-depth technical analysis focused on understanding potential impacts, decisions on accounting policy choices and the development of accounting policies. The Company has completed the detailed assessment phase. During the implementation phase, the Company has identified and is carrying out the requirements to effect management’s accounting choices, including development of sample financial statements, implementation of business and internal control requirements, calculation of the opening balance sheet at January 1, 2014 and other transitional reconciliations and disclosure requirements. The Company progressed substantially through significant portions of the implementation phase and expects to be able to effectively adopt IFRS for Q1’15. The last phase, post-implementation, will involve continuous monitoring of changes in IFRS following the implementation process.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company has developed its IFRS competencies by addressing staffing and training requirements at various levels within the organization.

Scoping and Detailed Assessment

IFRS 1 – First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.

The following are the optional exemptions available under IFRS 1 that the Company currently intends to elect on transition to IFRS. The Company continues to review all IFRS 1 exemptions and will implement those determined to be most appropriate. The list below and comments should not be regarded as a complete list of IFRS 1 elections available to the Company as a result from the transition to IFRS.

The Company currently intends to elect to apply:

•	IFRS 3, Business Combinations prospectively only to those business combinations and similar transactions that occur after the date of transition;

•

The provisions under IAS 32, Financial Instruments: Presentation, to separate the liability and equity components of financial instruments only to compound instruments with a liability component still outstanding at the date of transition;

•	The provisions of IFRS 2, Share Based Payment, only to options granted after November 7, 2002 and which remain unvested at the transition date;

•	The provisions of IAS 23, Borrowing Costs, prospectively from the date of transition; and

•	The Company’s own transition date rather than the transition date of Rio Tinto’s adoption of IFRS which preceded its acquisition of control of the Company.

These elections permit the Company to focus its IFRS transition on areas of ongoing impact and to simplify the historical cumulative impacts (for instance, between components of equity) arising from certain historical transactions with limited or no continuing relevance.

Potential Significant Impacts on Transition to IFRS

Based on the assessment performed to date, the Company’s management has identified the following key areas of IFRS and U.S. GAAP differences that are being assessed for potential changes in accounting policies that may impact the consolidated financial statements. This list should not be regarded as a complete list of changes that could result from transition to IFRS and is intended to highlight those areas where the potential for change is believed to be most significant. The Company is currently finalizing its assessment of the impact of each of the following areas and has not concluded the final amount of any adjustment.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

2013 Rights Offering

Under IFRS, there is an exception in the definition of a financial liability related to foreign currency features of rights issued on a pro rata basis to all of its existing shareholders, and the Company expects to account for the 2013 rights as equity instruments, removing the recording of the derivative liability and subsequent fair value adjustments. The estimated fair value of the rights upon their issue is expected to be recorded between two components of equity.

Deferred stripping costs

Under IFRS, stripping costs in the production phase are capitalized to mineral properties if the stripping activities provide a probable future economic benefit, whereas such costs are expensed under U.S. GAAP. As a result, a portion of stripping costs incurred during the production phases at both Oyu Tolgoi and SouthGobi are expected to be capitalized upon adoption of IFRS, along with corresponding impacts on inventory.

Decommissioning obligations

IFRS differs from U.S. GAAP in the measurement of decommissioning obligations. Turquoise Hill expects to record an increase in decommissioning obligations under IFRS primarily as a result of the application of a current discount rate to all estimated future cash flows. Turquoise Hill expects to have corresponding impacts on property, plant and equipment and inventory as a result.

Long-term inventory – net realizable value

Long-term inventory balances are required to be assessed for possible impairment by comparing to the inventory’s net realizable value (“NRV”). Under IFRS, the Company has chosen to apply a discounted cash flow approach while under U.S. GAAP, undiscounted cash flows were used. Turquoise Hill expects to record an impairment of the long-term inventory balance in the opening IFRS balance sheet.

Impairment of long-lived assets

There are differences between U.S. GAAP and IFRS in testing for impairment. U.S. GAAP uses a two-step approach to impairment testing for long-lived assets. Step one of the current U.S. GAAP impairment test, which uses undiscounted cash flows to identify possible impairments does not exist under IFRS. Instead, IFRS uses a one-step approach for both identifying and measuring impairments, which is based on comparing the carrying value to the recoverable amount. The recoverable amount is the higher of fair value less selling costs and value in use, which is based on discounted cash flows. This may result in impairments under IFRS where they do not exist under U.S. GAAP. Turquoise Hill does not expect to record an impairment charge as an adjustment to long-lived assets in the opening IFRS balance sheet; however, the requirements of IFRS could impact the Company’s consolidated financial statements in the future.

Financial assets

Under IFRS, there is an election to account for certain financial assets as “available for sale” or as “loans and receivables” (a category somewhat different than U.S. GAAP) while under U.S. GAAP the Company did not have the same options. The Company has chosen to classify the Mongolian tax prepayments as “loans and receivables” in its opening IFRS balance sheet. As a result, previous U.S. GAAP adjustments reflecting changes in fair value recorded through other comprehensive income will be reversed under IFRS.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

In addition, under IFRS, the Company’s portion of its investment in Ivanhoe Mines Ltd, Class A shares under certain trading restrictions will be recorded at fair value as available for sale while under U.S. GAAP, such investments were recorded on a historical cost basis.

Assets held for sale and deconsolidation of SouthGobi

Under U.S. GAAP, the Company began classifying SouthGobi as held for sale during Q3’14, deconsolidated SouthGobi in Q4’14 and accounted for its investment in SouthGobi under the fair value option as of December 31, 2014. Both the control criteria and the accounting for assets held for sale are different under IFRS as compared to U.S. GAAP. The Company anticipates it will continue to consolidate SouthGobi under IFRS as at December 31, 2014 although its assets and liabilities are expected to be classified as held for sale at that date. IFRS does not provide for retroactive application of held for sale presentation and, accordingly, the Company anticipates SouthGobi will not be classified as held for sale in its transition date balance sheet under IFRS.

The discussion above regarding potential significant impacts on transition to IFRS is provided to allow readers to obtain a better understanding of the Company’s IFRS changeover plan and the expected effects on the Company’s consolidated financial statements. Readers are cautioned that it is premature to draw conclusions as to the full impact of IFRS on the Company’s consolidated financial statements. This discussion reflects the Company’s most recent assumptions and expectations. The Company is still in the process of completing the selection of IFRS accounting policies and its assessment and quantification of potential differences from U.S. GAAP. Once completed, this information will be subject to (i) approval by the Company’s Audit Committee, and (ii) audit prior to being finalized. Accordingly, the discussion above is subject to change.

Systems, Processes and Business Activities

The Company has assessed the impact of the IFRS transition project on systems and processes, including an assessment on information technology systems and internal controls and is finalizing the implementation of the necessary changes

The Company is applying its existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts will be subject to review by senior management and the Company’s Audit Committee.

13. RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a summary description of the material risks and uncertainties to which Turquoise Hill is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to Section 21, “Forward-Looking Statements and Forward-Looking Information” on page 51 of this MD&A. If any of such risks or risks not currently known to Turquoise Hill actually occurs or materializes, Turquoise Hill’s business, financial condition or results of operations could be adversely affected, even materially adversely affected. For the purpose of Section 13 of this MD&A, a reference to the Company refers to Turquoise Hill Resources Ltd. and, where the context so requires, includes its subsidiaries.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company may be limited in its ability to enforce the Investment Agreement against Mongolia, a sovereign government.

The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi mine. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on the Company’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of an arbitration proceeding. If the terms of the Investment Agreement cannot be enforced effectively, the Company could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi mine with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

There can be no assurance that the Company will be capable of raising the additional funding that it needs to continue development of the Oyu Tolgoi mine. In particular, but without limiting the scope of the foregoing statement, there can be no assurance that Oyu Tolgoi Project Financing will be available or that the corporate, governmental and other approvals required for its implementation will be obtained.

Development of the open pit mine at the Oyu Tolgoi mine has been completed and the Oyu Tolgoi mine is now operational. However, further development of the Oyu Tolgoi mine depends upon the Company’s ability to obtain a reliable source of funding. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect the Company’s ability to secure project financing. Even if macroeconomic factors are conducive to securing project financing, there can be no assurance that agreement with the project lenders will be reached on terms reasonably satisfactory to the Company and Rio Tinto International Holdings Limited (RTIH) or that the Company or RTIH will continue to pursue project financing for the Oyu Tolgoi mine. The commitments from the commercial bank consortium forming part of the proposed project financing lender group formally expired on September 30, 2014 and have not yet been renewed. In addition, the Company operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.

Key matters relating to the Oyu Tolgoi mine remain unresolved, including successful resolution of shareholder matters, including the tax situation, agreement on a comprehensive funding plan, including Oyu Tolgoi Project Financing, approval of the underground feasibility study by Oyu Tolgoi LLC shareholders and acceptance thereof by the Mongolian Minerals Council, and the ability to obtain all necessary permits for the Oyu Tolgoi mine’s operation and development. There can be no assurance that these matters will be resolved in a manner that is satisfactory to the Company or RTIH, and given that the commitments from the commercial bank consortium forming part of the proposed project financing lender group formally expired on September 30, 2014 and have not yet been renewed, there can be no assurance that Oyu Tolgoi Project Financing will be available within the time frame required to permit development of the underground mine within current cost estimates, on schedule or at all. Further, there can be no assurance that the corporate, governmental and other approvals required to implement Oyu Tolgoi Project Financing will be obtained or that, even if all such required approvals are obtained, Oyu Tolgoi Project Financing will be available.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

To the extent the Company and RTIH determine to proceed with development of the underground mine without having secured adequate project debt financing, the Company could seek to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the continuing covenants forming part of the 2013 MoA, the Company is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Company may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the continuing covenants forming part of the 2013 MoA are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities.

The Government of Mongolia holds a significant stake in the Oyu Tolgoi mine.

Although the Shareholders’ Agreement contemplates that the Company will maintain a controlling interest in the Oyu Tolgoi mine, the Government of Mongolia also holds a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi mine property. In addition, a portion of the Oyu Tolgoi mine property is held subject to an agreement with Entrée Gold, a Canadian exploration stage resource company in which the Company directly holds a 9.4% interest and RTIH directly holds an 11.3% interest. Therefore, the Company will be subject to risks to which shareholders are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters (including Oyu Tolgoi LLC board and Mongolian governmental approvals in respect of the Oyu Tolgoi Project Financing) resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders.

The Company’s ability to carry on business in Mongolia is subject to legal and political risks.

Although the Company expects that the Investment Agreement will continue to bring significant stability and clarity to the legal, political and operating environment in which the Company will develop and operate the Oyu Tolgoi mine, the Company is still subject to potential legal and political risks in Mongolia.

There can be no absolute assurance that the Company’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport and sell its products and access construction labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Company’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce (if enforceable at all), this risk applies to the Oyu Tolgoi mine despite the provisions of the Investment Agreement respecting nationalization and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of the Oyu Tolgoi mine are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Company holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Company’s rights and obligations. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Recent and future amendments to Mongolian laws could adversely affect the Company’s mining rights in the Oyu Tolgoi mine, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to Mongolia’s minerals laws in 2006 (and some of the revisions passed in 2014) and the enactment of a windfall profits tax that same year (that has since been repealed) as well as by the passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining (since amended to relax the controls imposed). There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or otherwise adversely impacts the Oyu Tolgoi project or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement (which was threatened in both 2011 and 2012 and aspects of the agreement are part of ongoing shareholder discussions with the Government of Mongolia) in ways that are adverse to the Company’s interests or that impair the Company’s ability to develop and operate the Oyu Tolgoi mine or other projects on the basis presently contemplated, which may have a material adverse impact on the Company and its share price.

The Investment Agreement includes a number of future covenants that may be outside of the control of the Company to perform.

The Investment Agreement commits the Company to perform many obligations in respect of the development and operation of the Oyu Tolgoi mine. While performance of many of these obligations is within the effective control of the Company, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Company. For example:

•

Mongolian nationals must represent at least 90% of the Oyu Tolgoi mine employees now that commercial production has been attained, and 50% of the Oyu Tolgoi mine’s engineers must be Mongolian nationals

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

within five years, increasing to 70% after ten years. Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Company’s control.

•

Although Oyu Tolgoi LLC has reached commercial production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required commercial production levels.

•

Oyu Tolgoi LLC is obligated to use Mongolian services, transportation and freight facilities on a priority basis to the extent such services and materials are available on a competitive time, cost, quantity and quality basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement from 30 years to 50 years and then to 70 years is subject to a number of conditions, including the Company having demonstrated that the Oyu Tolgoi mine has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Company and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Company’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price.

The Investment Agreement commits Oyu Tolgoi LLC to utilize only Mongolian power sources within four years of commencing commercial production.

The Investment Agreement commits Oyu Tolgoi LLC to utilize only Mongolian power sources within four years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Despite the Company’s best efforts, such an obligation is not necessarily within the Company’s control and non-fulfilment of such requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price.

RTIH, as the holder of a majority of the Common Shares and as manager of the Oyu Tolgoi mine, has the ability to exert a significant degree of control over the Company, Oyu Tolgoi LLC and the Oyu Tolgoi mine.

RTIH, together with its affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to the agreed limitations in the HoA and the 2012 MoA. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

submitted to a vote of the Company’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the HoA, RTIH was appointed as manager of the Oyu Tolgoi mine which provides RTIH with responsibility for the management of the Oyu Tolgoi mine. Pursuant to the 2012 MoA, the Company’s current Chief Executive Officer and Chief Financial Officer were nominated by RTIH. Such persons, together with the rest of the Company’s senior management team, are employed by affiliates of RTIH and are seconded to the Company.

RTIH is also able to exert a significant degree of control over the management, development and operation of the Oyu Tolgoi mine through a series of governance mechanisms established under the Private Placement Agreement and the HoA. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Company in respect of certain special matters.

The interests of RTIH and the interests of the Company’s other shareholders are not necessarily aligned in all respects and there can be no assurance that RTIH will exercise its rights as the Company’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA, the 2012 MoA and the 2013 MoA in a manner that is consistent with the best interests of either the Company or the Company’s other shareholders.

The actual cost of developing the Oyu Tolgoi mine may differ materially from the Company’s estimates and involve unexpected problems or delays.

The Company’s estimates regarding the cost of development and operation of the Oyu Tolgoi mine are estimates only and are based on many assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground component of the Oyu Tolgoi mine may increase, which may have a material adverse impact on the Company, its results of operations, financial condition and share price.

There are also a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi mine. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi mine, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in the commencement or expansion of mineral production. In particular, funding and development of the underground component of the Oyu Tolgoi mine has been delayed until matters with the Government of

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Mongolia can be resolved and a new timetable agreed. Any of these delays could impact disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact the Company’s business.

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, which may have a material adverse impact on the Company and its share price.

The Company is exposed to risks of changing political stability and government regulation in the countries in which it carries out its activities.

The Company carries out its activities in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company’s activities may be affected to varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company may be subject to disputes or issues with customs officials affecting the shipment of the Company’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on the Company’s ability to collect and/or recognize revenue. The Company’s activities may also be affected to varying degrees by political and economic instability, economic, investment or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where the Company is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of certain of the countries in which the Company carries out its activities also have the potential to be applied in an inconsistent manner due to the substantial administrative discretion granted to the responsible government official. As such, even the Company’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on the Company and its share price.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

The disclosed resource and reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Company’s control. The Company’s actual production, revenues and capital expenditures may differ materially from these estimates.

The disclosed estimates of reserves and resources in this MD&A, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomical and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could materially reduce the Company’s reserves and resources. Should such reductions occur, material write-downs of the Company’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in Proven mineral reserves and Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The financial modeling for the Oyu Tolgoi mine is based on projected future metal prices. The prices used reflected organizational consensus pricing views and opinions and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in this MD&A are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Company and its share price.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from the Oyu Tolgoi mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of the Oyu Tolgoi mine depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. In recent months, copper, gold and silver prices have declined significantly as a result of various macroeconomic factors and it is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Company’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. The Company would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Company’s reserves and resources. These factors could have an adverse impact on the Company’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Company and its share price.

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

	Copper			Gold			Silver
Year	High	Low	Average	High	Low	Average	High	Low	Average
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225	$30.70	$15.14	$20.19
2011	$4.62	$3.05	$4.00	$1,895	$1,319	$1,572	$48.70	$26.16	$35.12
2012	$3.93	$3.29	$3.61	$1,792	$1,540	$1,669	$37.23	$26.67	$31.15
2013	$3.77	$3.04	$3.34	$1,694	$1,192	$1,411	$32.23	$18.61	$23.79
2014	$3.37	$2.84	$3.10	$1,385	$1,142	$1,266	$22.05	$15.28	$19.08

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

In June 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “special government needs” with certain defined areas in proximity to the Oyu Tolgoi mine. These special government needs areas are to be used for infrastructure facilities for the development of the Oyu Tolgoi mine, if required.

Most of the areas designated for special government needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. It is not clear at

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

this time what areas of land covered by Resolution No. 175 may be required for the purposes of infrastructure for the Oyu Tolgoi Project and, if required, what level of impact that may have, if any, on third parties holding mineral exploration and mining licenses over such areas. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of the affected third parties; however, such arrangements have not been completed with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third party’s rights to use and access the subject land area are ultimately adversely affected by application of Resolution No. 175, compensation to such third parties will be payable under Mongolian legislation as indicated by Resolution No. 175.

It is not clear at this time whether the Government of Mongolia will expect some of any compensation necessary to be paid to such third parties to be borne by Oyu Tolgoi LLC or if it will assume that obligation alone. It is also expected, but not yet formally confirmed by the Government of Mongolia, that any consensual arrangements effected with affected third parties by Oyu Tolgoi LLC may make the application of Resolution No. 175 unnecessary.

To the extent that consensual arrangements are not entered into with affected third parties or not recognized by the Government, and the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable and may be significant.

The Company is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, the Oyu Tolgoi mine is subject to a requirement to meet environmental protection obligations. The Company must complete an Environmental Protection Plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to the Company and which have been caused by previous or existing third party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Company’s operations. To the extent such approvals are required and not obtained, the Company may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material adverse impact on the Company and its share price.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Company and its share price.

Previous mining operations may have caused environmental damage at former mining projects of the Company, and if the Company cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

The Company has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Company’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Company and its share price.

The Company’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Company conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of the Company’s subsidiaries to pay dividends or to make other distributions to the Company is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make other distributions, the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. The Company expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Company and its share price.

The Company is subject to anti-corruption legislation.

The Company is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits the Company or any officer, director, employee or agent of the Company or any shareholder of the Company acting on its behalf from giving, paying, offering to give or pay, or authorizing the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Company’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. The Company strictly prohibits these practices by its employees and agents.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

However, the Company’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants or agents may engage in conduct for which the Company might be held responsible. Any failure by the Company to adopt appropriate compliance procedures and ensure that its employees and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Company and its share price.

SouthGobi is facing significant financial and liquidity challenges and may not be able to continue as a going concern. Failure by SouthGobi to successfully manage these challenges may have an impact on the Company’s valuation of its investment in SouthGobi, and the Company’s ability to complete proposed divestments.

The Company records its investment in SouthGobi at fair value, thereby placing reliance in its financial statements on quoted stock prices, as well as the expectation that divestment under existing sales and purchase agreements will be successfully executed.

Funds raised from the initial tranche of SouthGobi’s private placement on March 3, 2015 are expected to enable it to continue to operate as a going concern through March 31, 2015, and upon closing of the balance of the private placement, through April 30, 2015. On March 3, 2015, SouthGobi announced entry into a strategic partnership with NSI, under which NSI agrees to assist in implementation of a funding plan and support its business strategy. However, the funding plan remains indicative and SouthGobi’s ability to implement it successfully are dependent on a number of factors, and there can be no assurance that it will be able to do so, or that it will be able to do so in sufficient time to continue as a going concern. In such an event, SouthGobi is unlikely to have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations). SouthGobi may not be able to continue as a going concern and may be forced to seek relief under applicable legislation (or an involuntary petition for bankruptcy relief or similar creditor action may be filed or taken against it).

In addition, on February 25, 2015, the TSX confirmed that SouthGobi had been placed on remedial delisting review in connection with its reliance on the financial hardship exemption from approval by its shareholders of the private placement and advised SouthGobi that its financial and operating results may not warrant that its securities continue to be listed on the TSX. A meeting of the TSX Continued Listing Committee to consider this matter has been scheduled for May 19, 2015. SouthGobi has indicated that a delisting review is customary practice under TSX policies when a company relies on the financial hardship exemption, and that it believes it will meet the continued listing requirements of the TSX within the 90 day compliance period following full completion of the private placement. However no assurance can be provided as to the outcome of the review and SouthGobi also indicated that it may, as a result, become subject to delisting from the TSX.

In July 2014, the Company announced that it had entered into a share purchase agreement with NUR providing for the sale by the Company of 56,102,000 common shares of SouthGobi at a price of C$0.455 per common share and on February 24, 2015, the Company announced that it had entered into a share purchase agreement with Novel Sunrise providing for the sale to Novel Sunrise of its remaining stake in SouthGobi. If the sale transaction with NUR and the sale transaction with Novel Sunrise are both completed in accordance with their terms, the Company would no longer hold any interest in SouthGobi. These sale transactions remain subject to certain regulatory approvals and there can be no assurance that such transactions will close.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s 47.9% interest in SouthGobi as at December 31, 2014 is recorded at fair value in the consolidated balance sheet. The fair value is based upon quoted stock prices and proposed transaction values which assume that SouthGobi will continue both to be: listed and freely tradable on a recognized exchange, with an observable quoted stock price; and established as an entity which is available for sale in its present condition.

Delisting and the inability of SouthGobi to continue as a going concern would, whether occurring separately or together, require the Company to reconsider its basis for recording SouthGobi at fair value in the financial statements; this could result in charges to the statement of operations for either all or a part of the value of the investment in SouthGobi. In addition, such events may, whether occurring separately or together, lead to a failure to complete one or both of the proposed divestment transactions.

There can be no assurance that the interests held by the Company in its exploration, development and mining properties are free from defects or that material contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Company has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. The Company has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company is currently engaged in an SEC comment letter process relating to revenue recognition accounting treatment regarding certain sales of coal by SouthGobi, which process could result in a requirement to file future supplements to or further restatements of the Company’s financial disclosure.

The Company has received comment letters from the staff (the “Staff”) of the SEC relating to the Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC on March 25, 2013. The Staff’s comments addressed accounting and disclosure matters primarily related to revenue recognition accounting under U.S. GAAP in respect of certain sales of coal by the Company’s majority-owned subsidiary, SouthGobi. On November 14, 2013, the Company filed restated consolidated financial statements for the year ended December 31, 2012 as well as restated management’s discussion and analysis for such year, including comparative periods presented therein, and has concluded that such restatement appropriately addresses the timing of revenue recognition for these transactions. However, as of the date of this MD&A, the Staff’s comments remain unresolved, and until these comments are resolved, the Company cannot predict whether the Staff will agree with the Company’s conclusion or whether it will require the Company to supplement its disclosures or further restate or make other changes to its historical consolidated financial statements, including with respect to the financial information contained in the Company’s previously filed annual and quarterly reports. If the Company is required to supplement its disclosures or further restate its previously reported financial statements in any way, it could have an impact on the portion of the Company’s results represented by SouthGobi’s operations in previous periods.

The Company does not expect to pay dividends for the foreseeable future.

The Company has not paid any dividends on its Common Shares to date and it does not intend to declare or pay dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi mine and its business generally. Therefore, investors will not receive

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase common shares.

There is no assurance that the Company will be capable of consistently producing positive cash flows.

Production from the open pit at the Oyu Tolgoi mine continues to ramp-up, production targets for copper and gold in concentrates have been established and concentrate has been shipped to customers in China, which is expected to generate positive cash-flows in 2015. However, there is no assurance that the Company will be capable of producing positive cash flow on a consistent basis or for a sustained period of time or arranging a sufficient amount of capital, whether through project debt financing or otherwise, to fund the development of the underground mine, which may have a material adverse impact on the value of the Oyu Tolgoi mine and, consequently, on the Company and its share price.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Company.

The Company cannot insure against all of the risks associated with mining.

Exploration, development and production operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Company’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Company. The Company does not maintain insurance against political or environmental risks, which may have a material adverse impact on the Company and its share price.

The loss of, or a substantial decline in sales to, a top customer could have a material adverse effect on the Company’s revenues and profitability.

A reduction or delay in orders from leading customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect upon the Company’s results of operations. Customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect the Company’s operating results. The Company anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Company in the future or will experience financial or other difficulties.

The Company faces risks associated with enforcement of its contractual rights.

Enforcement of existing and future laws and contracts in jurisdictions in which the Company operates is subject to uncertainty, and the implementation and interpretation of them may be inconsistent. The promulgation of new laws and changes to existing laws may adversely affect foreign companies, such as the Company, with operations in or contracts with counterparties in such jurisdictions. These uncertainties could limit the legal protections available to the Company. The Company’s inability to enforce its contractual rights could have a material adverse effect on its business and profitability. In addition, the Company is exposed to risks of political instability and government regulation in the countries in which it operates.

The Company’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, to the extent the Company’s business activity grows and it commences development of the underground component of the Oyu Tolgoi mine, it will require additional key financial, operational, mining and management personnel, as well as additional staff on the operations side. The Company is also dependent on the Rio Tinto Group for the secondment of skilled labour at the Oyu Tolgoi mine, particularly in the construction and early development phases. Although the Company believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees from the Rio Tinto Group, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, the Company is obligated to hire a specific number of Mongolian nationals as the Oyu Tolgoi mine continues in commercial production. Among other obligations, the Company must use its best endeavours to ensure that within five years of the Oyu Tolgoi mine attaining commercial production, at least 50%, and within 10 years of the Oyu Tolgoi Mine attaining commercial production, at least 70% of the engineers employed at the Oyu Tolgoi mine are Mongolian nationals (and failure to meet these levels will result in financial penalties).

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Capital markets are volatile, and capital may not at all times be available on terms acceptable to the Company or at all.

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Company and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Company cannot assure you that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Company’s business, operating results, and financial condition.

If the Company is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Company’s access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company may be a passive foreign investment Company (PFIC), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares.

Based on the scope of its past, current and projected operations, the Company does not believe that it was a PFIC for the 2014 tax year and does not expect to be a PFIC for the current year. However, the determination of the Company’s PFIC status for any year is very fact-specific, and is dependent on whether 75% or more of the Company’s yearly gross income is passive or whether 50% or more of the average value of the Company’s assets produce, or are held for the production of, passive income. This, in turn, is dependent on continued active operations, the value of the Company’s resources and reserves, legal and political risks, and other factors beyond the Company’s control. Accordingly, there can be no assurance in this regard. If the Company is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Company and its share price. For the purposes hereof, “United States Holder” means any beneficial owner of a Common Share that is (i) an individual citizen or resident alien of the U.S. as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; and (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Company may from time to time hold substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent the Company from obtaining timely access to such funds or result in the loss of such funds.

The Company may from time to time hold substantial funds in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

with respect to such funds, as the Company may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Company from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds. The Company has also made arrangements to deposit funds generated from its operations to bank accounts held by affiliates of Rio Tinto, for fixed terms.

The Company’s business could be materially and adversely affected by litigation proceedings.

The Company is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may be required to defend against any such claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. Further, if a claim or proceeding were resolved against the Company or if it were to settle any such dispute, the Company may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Company’s business, operating results, and financial condition. The Company at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations it may be subject to governmental or regulatory investigations and claims even in those jurisdictions in which it is not currently active.

Certain directors of the Company are directors or officers of, or have shareholdings or other interests in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with the Company.

Certain of the directors of the Company are directors, officers or employees of, or have shareholdings or other interests in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in another resource company, such directors and officers may have conflicts of interest, such as where such other companies may also compete with the Company for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the Company and will generally abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the YBCA, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

14. RELATED-PARTY TRANSACTIONS

Transactions with Rio Tinto

As at December 31, 2014, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2013: 50.8%).

The following table presents the consolidated balance sheet line items which include amounts due from or payable to Rio Tinto:

	December 31, 2014	December 31, 2013
Cash and cash equivalents (i)	711,468	-
Due from related parties	7,714	5,050
Payable to related parties:
Management services payment (ii)	(7,729)	(100,569)
Cost recoveries (iii)	(46,055)	(73,841)
Standy purchaser fee (iv)		(71,886)
Interest payable on long-term debt (v)	-	(13,530)
Interim funding facility (v)	-	(1,789,787)
New bridge facility (v)	-	(339,475)
	$665,398	$(2,384,038)

The following table summarizes transactions with Rio Tinto by their nature:

(Stated in $000’s of dollars)	Year Ended December 31,
	2014	2013
Interest income on demand deposits (i),(vi)	$29	$5,681
Costs recoveries - Turquoise Hill	4,017	5,285

Financing costs:
Series D Warrants	-	-
Standby commitment fee	-	(71,710)
Front end fees	-	$(7,917)
Commitment fees	(224)	(14,527)
Interest expense (v)	(4,903)	(129,910)
Management services payment (ii)	(27,745)	(21,750)
Costs recoveries - Rio Tinto (iii)	(78,630)	(98,302)
	$(107,456)	$(333,150)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. Cash and cash equivalents at December 31, 2014 included two short term deposits, made in December 2014, with wholly owned subsidiaries of Rio Tinto totalling $711.5 million. The deposits earned interest at an average market rate equivalent and were required to be repaid, in whole or in part, to the Company on demand.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

(ii)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi mine achieved the Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0%.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iv)	In Q1’14, the Company recognized a derivative gain of $1.1 million associated with remeasuring the standby purchaser fee liability.

(v)

In Q1’14, the Company used $2.2 billion of the net proceeds from the rights offering that closed in January 2014 to repay all amounts outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million).

(vi)

In Q4’12, the Company deposited two amounts with Rio Tinto that earned interest at LIBOR plus 3.25% and were required to be repaid, in whole or in part, to the Company on demand. One deposit of $274.2 million was repaid on March 1, 2013 when Rio Tinto terminated that deposit arrangement in accordance with its terms. The remaining $696.4 million on deposit with Rio Tinto was fully repaid by May 22, 2013.

(vii)

The terms of the Rio Tinto credit facilities include gross-up provisions for withholding taxes. Accordingly, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

Transactions with SouthGobi

As at December 31, 2014, Turquoise Hill’s equity ownership in South Gobi was 47.9%. Prior to completion of the private placement by SouthGobi in December 2014, SouthGobi was classified as a consolidated subsidiary, and transactions between the Company and SouthGobi were eliminated on consolidation and were therefore not reported as related party transactions.

At December 31, 2014, $11.3 million was due from SouthGobi. There were no amounts payable to companies related to Turquoise Hill by way of directors, officers or shareholders in common.

For the period ended December 31, 2014, transactions with SouthGobi totaled $0.1 million and were primarily incurred on a cost-recovery basis.

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. NON-GAAP MEASURE

The Company’s financial results are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). In addition, Turquoise Hill presents and refers to the following measure (a non-GAAP measure), for which there is no standard definition in U.S. GAAP. A description and calculation of this measure is given below, and may differ from similar measures provided by other issuers.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

Cash operating costs

This measure comprises cash operating costs for Oyu Tolgoi only, and is presented in order to provide investors and other stakeholders in Turquoise Hill with greater understanding of performance and operations at Oyu Tolgoi. The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to the Company which are eliminated in the consolidated financial statements of Turquoise Hill. A reconciliation of total cash operating costs to the consolidated Turquoise Hill financial statements is provided below:

($ in millions of dollars)
Year ended
Dec-31 2014
Cost of sales	$1,272.1
Other operating expenses	$241.1
Less:
- Depreciation and depletion	$(381.7)
- Change in inventory (statement of cash flows)	$(250.9)
- Write-down of carrying value of materials and	$(2.8)
supplies inventory
Add:
- Management services payment to the Company	$27.8
Total cash operating costs	$905.6

16. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the Company’s fiscal year ended December 31, 2014, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO concluded that as of the end of the fiscal year, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

17. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP and the requirements of applicable U.S. and Canadian securities legislation.

The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2014 in accordance with Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s CEO and CFO plan to assess the effectiveness of internal controls over financial reporting at December 31, 2015 in accordance with the revised framework issued by the COSO in 2013. Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting were effective as of December 31, 2014 and have certified the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. PricewaterhouseCoopers LLP, independent auditor, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. PricewaterhouseCoopers LLP has expressed an unqualified opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting as of December 31, 2014.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

18. OVERSIGHT ROLE OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

19. QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

Disclosure of a scientific or technical nature in respect of the 2014 Oyu Tolgoi Technical Report was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin, who was responsible for the overall preparation of the report and the mineral reserves estimate of the report, as well as the preparation of the geotechnical sections and the sections related to and including processing, and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin, who was responsible for preparation of the mineral resources estimate of the report, both of whom are “qualified persons” for the purposes of NI 43-101.

20. CAUTIONARY STATEMENTS

Language Regarding Reserves and Resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2014, and other continuous disclosure documents filed by the Company since January 1, 2014 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for mineral resources and mineral reserves (CIM Standards). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the SEC), and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Mineral reserves estimates included herein may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

“reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

21. FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; the evolution of discussions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of matters including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study by Oyu Tolgoi LLC’s shareholders, the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the underground feasibility study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 of this MD&A. Such estimates and statements are, in large part, based on the following:

•

interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

(Stated in U.S. dollars, except where noted)

statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

22. MANAGEMENT’S REPORT TO SHAREHOLDERS

The consolidated financial statements and management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Turquoise Hill Resources Ltd. These financial statements and the MD&A have been prepared by management in accordance with accounting principles generally accepted in the United States and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 24, 2015.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the consolidated financial statements.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent auditor, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Jeff Tygesen	/s/ Steeve Thibeault
Jeff Tygesen	Steeve Thibeault
Chief Executive Officer	Chief Financial Officer

March 24, 2015

Vancouver, BC, Canada